Exhibit 1







VIA FACSIMILE AND FEDERAL EXPRESS

March 14, 2002

Mr. John F. McGill, Jr.
Chairman and Chief Executive Officer
Thistle Group Holdings, Co.
6060 Ridge Avenue
Philadelphia, PA  19128

Dear Mr. McGill:

	I am writing in response to your letter dated March 14, 2002 concerning the scheduling of the Annual Meeting of Stockholders. Contrary to your statement, Thistle Group Holdings, Co. did announce that the Annual Meeting would be held on April 17, 2002. Tom Long of D.F. King
& Co., our
 proxy firm, was advised by ADP Proxy Services that the meeting was scheduled on April 17, 2002. It is my understanding that ADP obtained this information from Thistle Group or its proxy firm, Georgeson Shareholder.

Recently, ADP advised Mr. Long that Georgeson Shareholder contacted them and stated that the Annual Meeting date was changed from April 17, 2002 to April 3, 2002. The April 17, 2002 meeting date was disseminated to the street by Thistle Group or its representatives and was relied on by Jewelcor.

	In my view, it is disingenuous for you to contend that the company did not announce that the meeting would be held on April 17, 2002.

	Moving the date of the Annual Meeting is, in my opinion, a deliberate attempt to impede our ability to elect our director nominees to the Board of Directors. How can this conduct be in the best interest of the shareholders? Last year the Annual Meeting was held on April 18, 2001, what is the urgency? Unfortunately, I believe that you are sending a very negative message to the financial community.

I hope that the Company's Board of Directors will reconsider, and agree to move the Annual Meeting of Stockholders back to April 17, 2002.

						Sincerely,


cc:  Board of Directors				Seymour Holtzman
SH/jmq